UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File number 333-149989

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION PEOPLES GAS UNION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOMINION RESOURCES, INC.

120 Tredegar Street

Richmond, VA 23219

DOMINION PEOPLES GAS UNION SAVINGS PLAN

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Compensation, Governance and Nominating

Committee of the Board of Directors of Dominion Resources, Inc. and the

Trustee and Participants of the Dominion Peoples Gas Union Savings Plan

Richmond, Virginia.

We have audited the accompanying statements of net assets available for benefits of the Dominion Peoples Gas Union Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2009, and (2) reportable transactions for the year ended December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Richmond, Virginia
June 24, 2010

DOMINION PEOPLES GAS UNION SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:
Investments at Fair Value:
Participant-directed investments	$53,020,646	$49,959,545
Nonparticipant-directed investments	20,724,783	19,023,372

Total investments	73,745,429	68,982,917

Receivables:
Accrued investment income	10	44
Receivable for securities sold	17,717	210
Participant contributions	62,691	54,441
Employer contributions	18,666	16,634

Total receivables	99,084	71,329

Cash	3	108,984

Total assets	73,844,516	69,163,230

LIABILITIES:
Payables for securities purchased	69,674	109,255
Other liabilities	81,615	107,596

Total liabilities	151,289	216,851

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	73,693,227	68,946,379

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(298,865)	1,581,122

NET ASSETS AVAILABLE FOR BENEFITS	$73,394,362	$70,527,501

See notes to financial statements.

DOMINION PEOPLES GAS UNION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2009

ADDITIONS:
Contributions:
Participant contributions	$1,950,432
Employer contributions	633,900

Total contributions	2,584,332

Investment Income:
Interest	77,560
Dividends	1,645,235
Net appreciation in fair value of investments	4,816,103
Income from Master Trust	1,676,497

Total investment income	8,215,395

Total additions	10,799,727

DEDUCTIONS:
Benefits paid to participants	7,612,585
Administrative expenses	63,874

Total deductions	7,676,459

NET INCREASE IN NET ASSETS BEFORE TRANSFERS	3,123,268

TRANSFER OF PARTICIPANTS’ ASSETS FROM THE PLAN	(256,407)

NET INCREASE IN NET ASSETS	2,866,861

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	70,527,501

End of year	$73,394,362

See notes to financial statements.

DOMINION PEOPLES GAS UNION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009

1.	DESCRIPTION OF PLAN

The following description of the Dominion Peoples Gas Union Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

a.	General—The Plan is a defined contribution plan covering union-eligible employees of The Peoples Natural Gas Company (the Employer) represented by the United Gas Workers Union, Local No. 69—Division I, UWUA, AFL-CIO who are 18 years of age or older, regular full-time or part-time employees and are scheduled to work at least 1,000 hours per year. Dominion Resources, Inc. (Dominion or the Company) is the designated Plan sponsor. The Plan administrator is Dominion Resources Services, Inc., a subsidiary of Dominion. The Bank of New York Mellon (BNY Mellon) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

b.	Contributions—Participants may contribute not less than 2% and not more than 50% of their eligible earnings, all of which may be on a tax-deferred basis, or up to 20% on an after-tax basis. Employee contributions are subject to certain Internal Revenue Code (IRC) limitations. The Employer contributes a matching amount equivalent to 50% of each participant’s contributions (up to a maximum of 6%), not to exceed 3% of the participant’s eligible earnings. For participants who have 20 or more years of service with Dominion or its subsidiaries, the Employer’s matching contribution is 66.7% of each participant’s contributions (up to a maximum of 6%), not to exceed 4% of participant’s eligible earnings.

c.	Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account includes the effect of the participant’s contributions and withdrawals, as applicable, and allocations of the Employer’s contributions, Plan earnings or losses, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

d.	Participants—Each employee is eligible to participate in the Plan on an entirely voluntary basis. Participation by an employee becomes effective immediately upon enrollment in the Plan.

e.	Vesting—Participants become vested in their own contributions and the earnings on these amounts immediately. Participants generally become vested in the Employer’s matching contributions and related earnings after three years of service.

f.	Forfeited Accounts—At December 31, 2009 and 2008, forfeited nonvested accounts totaled $4 and $297, respectively. These accounts are used to reduce future Employer contributions.

g.	Investment Options

•

Participant Contributions—Upon enrollment in the Plan, a participant may direct his or her contributions in any option (except the loan fund) in 1% increments totaling to 100%. Changes in investment options may be made at any time and participant investment election changes become effective with the subsequent pay period. The Plan provides for employee contributions to be invested in the following:

•	Dominion Stock Fund

•	Interest in Master Trust:

Stable Value Fund (BNY Mellon Fund)

Large Cap Growth Fund (RCM Fund)

Small Cap Value Fund (Lee Munder Fund)

Small Cap Growth Fund (Cadence Fund)

•	Common/Collective Trusts:

Intermediate Bond Fund

Large Cap Value Fund

S&P 500 Index Fund

Wilshire 4500 Index Fund

•	Mutual Funds:

International Equity Fund

Real Estate Fund

Target Retirement Income Fund

Target Retirement 2005 Fund

Target Retirement 2010 Fund

Target Retirement 2015 Fund

Target Retirement 2020 Fund

Target Retirement 2025 Fund

Target Retirement 2030 Fund

Target Retirement 2035 Fund

Target Retirement 2040 Fund

Target Retirement 2045 Fund

Target Retirement 2050 Fund

•

Employer Contributions—Employer matching contributions are deposited in the Dominion Stock Fund and are designated as nonparticipant-directed investments. Participants may transfer 100% of the value of their nonparticipant-directed Dominion Stock Fund investments at any time. Upon transfer, such investments are considered participant-directed.

h.	Participant Loans—Participants are eligible to secure loans against their plan account with a maximum repayment period of 5 years. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of:

•	50% of the vested account balance, or

•	$50,000 (reduced by the maximum outstanding loan balance during the prior 12 months).

Loan transactions are treated as a transfer between the respective investment fund and the loan fund. The loans are interest-bearing at the prime rate of interest plus 1%. The rate is determined at the beginning of each month if a change has occurred in the prime rate. However, the rate is fixed at the inception of the loan for the life of the loan.

Participants make principal and interest payments to the Plan through payroll deductions. Any defaults in loans result in a reclassification of the remaining loan balances as taxable distributions to the participants.

i.

Payment of Benefits—On termination of service, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or defer the payment to a future time no later than the year in which the participant attains age 70  1/2. If the participant retires from the Company, he or she may also elect to receive installment payments. There were no amounts payable to participants at December 31, 2009 or 2008.

j.	Flexible Dividend Options—Participants are given the choice of (1) receiving cash dividends paid on vested shares held in their Dominion Stock Fund or (2) reinvesting the dividends in the Dominion Stock Fund.

k.	Plan Changes—In November 2009, the Plan approved the following changes to participant investment funds: The Small Cap Value Fund and the Small Cap Growth Fund managed by Laudus Fund Group and Vanguard Group, respectively, as mutual funds, were replaced to be managed by Lee Munder Capital Group and Cadence Capital Management, respectively, in the Master Trust that was established for the investment of assets for the Plan and other employee benefit plans of Dominion and its subsidiaries.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

b.	Use of Estimates—The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein. Actual results could differ from those estimates.

c.	Risks and Uncertainties—The Plan utilizes various investment instruments, including the Dominion Stock Fund, common/collective trusts, mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.

d.	Valuation of Investments—All investments are carried at fair value. See Note 6 for further information on fair value measurements. The fair valued fully benefit-responsive guaranteed investment contracts are then adjusted to contract value. See Note 5.

e.	Investment Income—Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

Realized gains and losses on the sale of investments are determined using the average cost method.

Net investment income from mutual fund holdings includes dividend income and realized and unrealized appreciation (depreciation).

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

f.	Administrative Expenses—As permitted by law, the reasonable administrative costs of the Plan are paid from the Plan’s Trust. Dominion pays any administrative costs that are not charged to the Plan.

g.	Payment of Benefits—Distributions from the Plan are recorded when a participant’s valid withdrawal request is processed by the recordkeeper.

h.	Transfers—In addition to the Plan, Dominion also sponsors several other savings plans for employees of Dominion and certain of its subsidiaries which do not participate in this Plan. If participants change employment among Dominion and its covered subsidiaries during the year, their account balances are transferred into the corresponding plan. For the year ended December 31, 2009, the Plan transferred $256,407 of participants’ assets to other plans.

i.	Excess Contributions Payable—The Plan is required to return contributions received during the Plan year in excess of the IRC limits to Plan participants.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008 are as follows:

	2009	2008

Dominion Stock Fund:
Participant-directed—339,094 and 343,775 units, respectively	$13,197,541	$12,320,896
Nonparticipant-directed—532,497 and 530,786 units, respectively	20,724,783	19,023,372
Interest in BNY Mellon Fund, 1,163,972 and 1,317,032 units, respectively	25,495,295	25,973,033

During the year ended December 31, 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Investments at Fair Value:
Dominion Stock Fund	$2,708,105

Common/Collective Trust Funds:
Intermediate Bond Fund	36,382
Large Cap Value Fund	89,933
S&P 500 Index Daily Fund	576,137
Wilshire 4500 Index Fund	82,889

785,341

Mutual Funds:
International Equity Fund	549,713
Small Cap Value Fund	103,735
Small Cap Growth Fund	42,090
Real Estate Fund	156,612
Target Retirement Income Fund	6,647
Target Retirement 2005 Fund	39,045
Target Retirement 2010 Fund	17,482
Target Retirement 2015 Fund	36,104
Target Retirement 2020 Fund	212,462
Target Retirement 2025 Fund	110,691
Target Retirement 2030 Fund	24,163
Target Retirement 2035 Fund	18,472
Target Retirement 2040 Fund	1,997
Target Retirement 2045 Fund	999
Target Retirement 2050 Fund	2,445

1,322,657

Net appreciation in fair value of investments	$4,816,103

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about net assets and the significant components of changes in net assets relating to nonparticipant-directed investments as of December 31, 2009 and 2008 and for the year ended December 31, 2009, is as follows:

	December 31, 2009	December 31, 2008

Net assets—Dominion Stock Fund	$20,724,783	$19,023,372

Year Ended December 31, 2009
Changes in net assets:
Interest	$116
Dividends	1,033,676
Net appreciation in fair value of investments	1,822,489
Employer contributions	633,900
Benefits paid to participants	(1,197,346)
Participant transfers, net	(495,424)
Rollover distributions	(96,000)

Net change	1,701,411
Dominion Stock Fund—Beginning of year	19,023,372

Dominion Stock Fund—End of year	$20,724,783

5.	PLAN INTEREST IN MASTER TRUST

The Plan’s investments in the BNY Mellon Fund, the RCM Fund, the Lee Munder Fund and the Cadence Fund are held in a Master Trust that was established for the investment of assets for the Plan and other employee benefit plans of Dominion and its subsidiaries. BNY Mellon holds the assets of the Master Trust.

BNY Mellon Fund—As of December 31, 2009 and 2008, the Plan’s interest in the net assets of the BNY Mellon Fund was approximately 4%. Investment income and administrative expenses relating to the BNY Mellon Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The BNY Mellon Fund invests primarily in two types of benefit-responsive guaranteed investment contracts (GICs) described below, which are stated at fair value and then adjusted to contract value. The fair value of synthetic GICs is based on the fair value of the underlying investments as determined by the issuer of the synthetic GICs based on quoted market prices and a fair value estimate of the wrapper contract. Fair market value of the wrapper is estimated by BNY Mellon using an internal model. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses.

(1)	Fixed Maturity Synthetic Guaranteed Investment Contracts—General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the BNY Mellon Fund and a benefit-responsive, book value wrap contract purchased for its portfolio. The wrap contract provides book value accounting for the asset, so that book value, benefit-responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetic GICs are held to maturity. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and the contract will have an interest crediting rate not less than 0%.

Variable synthetic GICs consist of an asset or collection of assets that are managed by a bank or insurance company and are held in a bankruptcy remote vehicle for the benefit of the BNY Mellon Fund. The contract is benefit-responsive and provides next day liquidity at book value. The crediting rate on this product resets every quarter based on the then current market index rates and an investment spread. The investment spread is established at time of issuance and is guaranteed by the issuer for the life of the investment.

(2)	Constant Duration Synthetic Guaranteed Investment Contracts—Constant duration synthetic GICs consist of a portfolio of securities owned by the BNY Mellon Fund and a benefit-responsive, book value wrap contract purchased for its portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, so that book value, benefit-responsive payments will be made for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and the contract will have an interest crediting rate of not less than 0%.

Certain Plan-initiated events, such as plan termination, bankruptcy and mergers, may limit the ability of the Plan to transact at contract value. In general, issuers may terminate the contracts and settle at other than contract value if the qualification status of the Plan changes, there is a breach of material obligations under the contract and misrepresentation by the contract holder, or the underlying portfolio fails to conform to the pre-established investment guidelines. The Plan Sponsor does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

Average yields:

	2009	2008

Based on annualized earnings*	2.89%	4.56%
Based on interest rate credited to participants**	2.33%	4.02%

*	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.
**	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

The following tables present the value of the undivided investments and related investment income in the BNY Mellon Fund:

	December 31, 2009	December 31, 2008

GICs	$433,430,974	$516,562,223
Cash equivalents	196,247,662	46,820,741
Common/collective trust	5,422,134	5,237,257
Interest receivable	1,357,842	2,022,985
Receivables	140,932	694,984

Total at fair value	636,599,544	571,338,190
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(7,462,448)	34,780,506

Total at contract value	$629,137,096	$606,118,696

Net investment income for the BNY Mellon Fund is as follows:

Year Ended December 31, 2009

Interest	$21,988,964
Net investment appreciation	195,490
Less: Investment expenses	(1,068,248)

Total	$21,116,206

RCM Fund—As of December 31, 2009 and 2008, the Plan’s interest in the net assets of the RCM Fund was approximately 4%. The RCM Fund invests primarily in corporate stocks, which are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the Plan year. Investment income and administrative expenses relating to the RCM Fund are allocated to the individual plans based upon average monthly balances invested by each plan.

The following tables present the value of the undivided investments and related investment income in the RCM Fund:

	December 31, 2009	December 31, 2008

Corporate stocks	$68,181,421	$46,508,799
Cash equivalents	1,446,394	1,331,783
Payables	(630,087)	(55,157)
Receivables	112,539	5,020

Total	$69,110,267	$47,790,445

Net investment income for the RCM Fund is as follows:

Year Ended December 31, 2009

Interest	$5,474
Dividends	706,864
Net investment appreciation	18,642,558
Less: Investment expenses	(335,233)

Total	$19,019,663

Lee Munder Fund—In November 2009, the former Small Cap Value Fund managed by Laudus Fund Group as a mutual fund was replaced to be managed by Lee Munder Capital Group in the Master Trust. As of December 31, 2009, the Plan’s interest in the net assets of the Lee Munder Fund was approximately 2%. The Lee Munder Fund invests primarily in corporate stocks, which are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the Plan year. Investment income and expenses relating to the Lee Munder Fund are allocated to the individual plans based upon average monthly and quarterly balances, respectively, invested by each plan.

The following tables present the value of the undivided investments and related investment income in the Lee Munder Fund:

December 31, 2009
Corporate stocks	$57,892,705
Cash equivalents	171,837
Receivables	287,848

Total	$58,352,390

Net investment income for the Lee Munder Fund is as follows:

Year Ended December 31, 2009
Interest	$1,662
Dividends	132,387
Net investment appreciation	3,288,656
Less: Investment expenses	(63,616)

Total	$3,359,089

Cadence Fund—In November 2009, the former Small Cap Growth Fund managed by Vanguard Group as a mutual fund was replaced to be managed by Cadence Capital Management in the Master Trust. As of December 31, 2009, the Plan’s interest in the net assets of the Cadence Fund was less than 1%. The Cadence Fund invests primarily in corporate stocks, which are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the Plan year. Investment income and expenses relating to the Cadence Fund are allocated to the individual plans based upon average monthly and quarterly balances, respectively, invested by each plan.

The following tables present the value of the undivided investments and related investment income in the Cadence Fund:

December 31, 2009
Corporate stocks	$55,533,811
Cash equivalents	2,781,831
Payables	(188,690)
Receivables	44,588

Total	$58,171,540

Net investment income for the Cadence Fund is as follows:

Year Ended December 31, 2009
Interest	$2,366
Dividends	70,377
Net investment appreciation	2,568,948
Less: Investment expenses	(74,178)

Total	$2,567,513

6.	FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. Fair value measurements assume that the transaction occurs in the principal market for the asset or liability (the market with the most volume and activity for the asset or liability from the perspective of the reporting entity), or in the absence of a principal market, the most advantageous market for the asset or liability (the market in which the reporting entity would be able to maximize the amount received or minimize the amount paid). The Plan applies fair value measurements to the Plan’s investments in accordance with the requirements described above.

The Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring the fair value of its investments. Fair value is based on actively-quoted market prices, if available. In the absence of actively-quoted market prices, the Plan seeks price information from external sources, including broker quotes and industry publications. When evaluating pricing information provided by brokers and other pricing services, the Plan considers whether the broker is willing and able to trade at the quoted price, if the broker quotes are based on an active market or an inactive market and the extent to which brokers are utilizing a model if pricing is not readily available. If pricing information from external sources is not available, or if the Plan believes that observable pricing is not indicative of fair value, judgment is required to develop the estimates of fair value. In those cases, the Plan must estimate prices based on available historical and near-term future price information and certain statistical methods, including regression analysis that reflect market assumptions.

The Plan’s investments and interest in the Master Trust are valued based on the values of the investments and the underlying investments of the Master Trust, respectively, which have been determined as follows:

•

Securities—Investments in U.S. government securities, corporate debt instruments, common and preferred stock, registered investment companies and mutual funds are presented at fair value using quoted market prices in active markets, quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in inactive markets.

•

Common/Collective Trusts—Investments in the common/collective trusts are stated at fair value, which has been determined based on the unit value of each fund. Unit values are determined by dividing the net asset value of the fund (based on the fair value of the underlying investments) by the total number of units outstanding.

•

Loans to Participants—Loans to participants are stated at cost which approximates fair value. Loan transactions are treated as a transfer between the respective investment fund and the loan fund. The loans are interest-bearing at the prime rate of interest plus 1%. The rate is determined at the beginning of each month if a change has occurred in the prime rate. However, the rate is fixed at the inception of the loan for the life of the loan. Participant loan repayments, including interest, are returned to the participant’s account.

The Plan utilizes the following fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value, into three broad levels:

a.	Level 1—Quoted prices (unadjusted) in active markets for identical assets and liabilities that the Plan has the ability to access at the measurement date.

b.	Level 2—Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the asset or liability, including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived from observable market data by correlation or other means.

c.	Level 3—Unobservable inputs for the asset or liability, including situations where there is little, if any, market activity for the asset or liability.

The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable data (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The lowest level input that is significant to a fair value measurement in its entirety determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability.

Fair value measurements are separately disclosed by level within the fair value hierarchy with a separate reconciliation of fair value measurements categorized as Level 3.

Plan Investments

The following table presents the Plan’s investments that are measured at fair value for each hierarchy level as of December 31, 2009 and 2008:

	2009				2008
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Dominion Stock Fund	$—	$33,922,324	$—	$33,922,324	$—	$31,344,268	$—	$31,344,268
Common/Collective Trusts:
U.S. equity	—	3,451,808	—	3,451,808	—	2,731,437	—	2,731,437
Fixed income	—	500,667	—	500,667	—	413,799	—	413,799
Mutual Funds:
International Equity Fund	2,088,171	—	—	2,088,171	1,561,794	—	—	1,561,794
Small Cap Value Fund	—	—	—	—	764,910	—	—	764,910
Small Cap Growth Fund	—	—	—	—	534,965	—	—	534,965
Real Estate Fund	739,751	—	—	739,751	123,046	—	—	123,046
Target Retirement Funds	2,937,921	—	—	2,937,921	2,564,299	—	—	2,564,299
Loans to participants	—	—	969,495	969,495	—	—	1,106,130	1,106,130

	$5,765,843	$37,874,799	$969,495	$44,610,137	$5,549,014	$34,489,504	$1,106,130	$41,144,648

The following table presents the change in the Plan’s loans to participants that are measured at fair value and included in the Level 3 fair value category:

Level 3 Plan Investments
Balance at December 31, 2008	$1,106,130
Purchases, sales and settlements, net	(136,635)

Balance at December 31, 2009	$969,495

Investments Held in Master Trust

The following table presents the investments held in the Master Trust for the Plan and other employee benefit plans of Dominion and its subsidiaries that are measured at fair value for each hierarchy level as of December 31, 2009 and 2008:

	2009				2008
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Master Trust(1):
BNY Mellon Fund	$—	$—	$636,599,544	$636,599,544	$—	$—	$571,338,190	$571,338,190
RCM Fund	—	69,110,267	—	69,110,267	—	47,790,445	—	47,790,445
Lee Munder Fund(2)	—	58,352,390	—	58,352,390	—	—	—	—
Cadence Fund(2)	—	58,171,540	—	58,171,540	—	—	—	—

	$—	$185,634,197	$636,599,544	$822,233,741	$—	$47,790,445	$571,338,190	$619,128,635

(1)	As discussed in Note 5, the Plan’s interest in the net assets of the Master Trust at December 31, 2009 and 2008 is as follows: BNY Mellon Fund (4% for both periods), RCM Fund (4% for both periods), Lee Munder Fund (2% for 2009) and Cadence Fund (less than 1% for 2009).
(2)	Prior to November 2009, Lee Munder Fund and Cadence Fund were formerly Small Cap Value Fund and Small Cap Growth Fund, respectively, managed by the Laudus Fund Group and the Vanguard Group, respectively, as mutual funds.

The following table presents the change in the investments held in the Master Trust for the Plan and other employee benefit plans of Dominion and its subsidiaries that are measured at fair value and included in the Level 3 fair value category:

Level 3 Investments Held in Master Trust
Balance at December 31, 2008	$571,338,190
Actual return on plan assets:
Relating to assets still held at the reporting date	61,837,935
Purchases, sales and settlements, net	3,423,419

Balance at December 31, 2009	$636,599,544

The gains and losses on investments held in the Master Trust included in the Level 3 fair value category, including those attributable to the change in unrealized gains and losses relating to assets still held at the reporting date, were classified in income from Master Trust in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2009.

7.	FEDERAL INCOME TAX STATUS

The Plan is a qualified employees’ profit sharing trust and employee stock ownership plan under Sections 401(a), 401(k) and 404(k) of the IRC and, as such, is exempt from federal income taxes under Section 501(a). Pursuant to Section 402(a) of the IRC, a participant is not taxed on the income and pre-tax contributions allocated to the participant’s account until such time as the participant or the participant’s beneficiaries receive distributions from the Plan.

The Plan obtained its latest determination letter on December 16, 2008, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since applying for the determination letter; however, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of Common/Collective Trusts and a Master Trust managed by BNY Mellon. BNY Mellon is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each investment fund.

At December 31, 2009 and 2008, the Plan’s investment in the Dominion Stock Fund included 871,591 and 874,561 shares, respectively, of common stock of Dominion, the Plan sponsor, with a cost basis of approximately $31 million for both periods. During the year ended December 31, 2009, the Plan recorded dividend income related to Dominion common stock of approximately $2 million.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

	December 31, 2009	December 31, 2008
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS:
Net assets available for benefits per the financial statements	$73,394,362	$70,527,501
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	298,865	(1,581,122)

Net assets available for benefits per the Form 5500, at fair value	$73,693,227	$68,946,379

		Year Ended December 31, 2009
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS :
Net increase in net assets per the financial statements		$2,866,861
Net change in adjustment from contract value to fair value for fully benefit-responsive investment contracts		1,879,987

Net increase in net assets per the Form 5500		$4,746,848

10.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested.

11.	SALE OF PEOPLES NATURAL GAS COMPANY

In July 2008, Dominion entered into an agreement with a subsidiary of SteelRiver Infrastructure Fund North America LP to sell The Peoples Natural Gas Company (Peoples). In November 2009, the Pennsylvania Commission approved the settlement entered into among Dominion, Peoples, the SteelRiver Buyer, an indirect subsidiary of the SteelRiver Fund, and two of the active intervenors in the Peoples sale proceeding, thereby approving the sale of Peoples to the SteelRiver Buyer. In February 2010, Dominion completed the sale of Peoples to SteelRiver.

Effective upon the closing date of Peoples sale to SteelRiver, Peoples participants who terminate employment with Dominion would become fully vested in their Savings Plan account balances.

SUPPLEMENTAL SCHEDULES

DOMINION PEOPLES GAS UNION SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2009

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

*	Dominion Resources, Inc.	Dominion Stock Fund	$30,997,875	$33,922,324

		Common/Collective Trusts:
*	The Bank of New York Mellon	EB Temporary Investment Fund	58,394	58,394
*	The Bank of New York Mellon	Intermediate Bond Fund	395,784	442,273
	KeyBank National Association	Large Cap Value Fund	403,433	366,858
*	The Bank of New York Mellon	S&P 500 Index Fund	2,686,717	2,767,351
*	The Bank of New York Mellon	Wilshire 4500 Index Fund	348,603	317,599

			3,892,931	3,952,475

		Mutual Funds:
	Capital Research & Management Co.	International Equity Fund	2,316,627	2,088,171
	Morgan Stanley Investment Management	Real Estate Fund	990,677	739,751
	The Vanguard Group, Inc.	Target Retirement Income Fund	66,654	65,590
	The Vanguard Group, Inc.	Target Retirement 2005 Fund	357,467	340,016
	The Vanguard Group, Inc.	Target Retirement 2010 Fund	118,955	110,423
	The Vanguard Group, Inc.	Target Retirement 2015 Fund	257,768	238,803
	The Vanguard Group, Inc.	Target Retirement 2020 Fund	1,408,402	1,286,209
	The Vanguard Group, Inc.	Target Retirement 2025 Fund	697,043	628,907
	The Vanguard Group, Inc.	Target Retirement 2030 Fund	145,494	136,635
	The Vanguard Group, Inc.	Target Retirement 2035 Fund	109,635	99,648
	The Vanguard Group, Inc.	Target Retirement 2040 Fund	11,540	10,869
	The Vanguard Group, Inc.	Target Retirement 2045 Fund	7,404	8,387
	The Vanguard Group, Inc.	Target Retirement 2050 Fund	13,368	12,434

			6,501,034	5,765,843

		Loans to Participants (range of interest rates —4.25% to 9.25% and range of maturity dates—2/15/10 to 12/21/14)	969,495	969,495

	Total investments excluding interest in Master Trust		$42,361,335	$44,610,137

*	A party-in-interest as defined by ERISA.

DOMINION PEOPLES GAS UNION SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j—

SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 2009

Single Transactions in Excess of Five Percent of Plan Assets:

There were no reportable transactions.

Series of Transactions in Excess of Five Percent of Plan Assets:

Shares/ Units	(a) Identity of Party Involved	(b) Descriptions of Asset (include interest rate and maturity in case of a loan)	Number of Transactions	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(i) Net Gain or (Loss)

109,172	*Dominion Stock Fund	Corporate Stock-Common	87	$3,645,137	$—	$—	$—
102,428	*Dominion Stock Fund	Corporate Stock-Common	146	—	3,437,321	3,647,996	(210,675)

*	A party-in-interest as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources Services, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION PEOPLES GAS UNION SAVINGS PLAN
(name of plan)

Date: June 24, 2010	/s/ Steven A Rogers
Steven A. Rogers
Chair, Dominion Resources Services, Inc. Administrative Benefits Committee